82-2996

COMMANDER RESOURCES LTD.

(Formerly Major General Resources Ltd.)

INTERIM REPORT

For the
Three Months Ended
March 31, 2003



1550 – 409 Granville Street
Vancouver, British Columbia V6C 1T2
Tel: (604) 685-5254
Fax: (604) 685-2814
Website: www.commanderresources.com

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2003
Date of Report:	May 26, 2003
Name of Issuer:	COMMANDER RESOURCES LTD.
Issuer's Address:	1550 – 409 Granville Street
	Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	*"William J. Coulter"*	03/05/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

VICTOR A. TANAKA	*"Victor A. Tanaka"*	03/05/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

Balance Sheets

		March 31, 2003 (Unaudited)		December 31, 2002
ASSETS				
Current assets				
Cash and cash equivalents	$	1,174,219	$	1,343,690
Marketable securities (Note 3)		769,470		669,692
Accounts receivable		112,159		255,978
Due from related parties		183,875		153,275
Note receivable (Note 4)		121,978		-
Prepaid expenses		6,209		4,978
		2,367,910		2,427,613
Note receivable (Note 4)		-		183,920
Mineral properties (Note 5)		6,770,602		6,722,860
Property, plant and equipment (Note 6)		11,001		11,974
	$	9,149,513	$	9,346,367
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	52,198	$	303,702
Future income taxes		781,402		781,402
		833,600		1,085,104
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		17,700,657		17,608,657
Contributed surplus		1,676		-
Stock-based compensation (Note 7 (e))		-		1,676
Deficit		(9,386,420)		(9,349,070)
		8,315,913		8,261,263
	$	9,149,513	$	9,346,367

Commitments (Note 9)

Approved by the Directors: *"William J. Coulter"* William J. Coulter *"Victor A. Tanaka"* Victor A. Tanaka

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Revenue		
Production interest	$ 76,565	$ -
General and administrative expenses		
Salaries and benefits	50,477	53,796
Investor relations and promotion	17,274	76,492
Office and miscellaneous	17,239	21,976
Rent	11,988	15,027
Audit and accounting	11,543	20,760
Consultants	6,969	9,809
Transfer agent	3,640	5,081
Regulatory fees	2,185	8,771
Telephone	1,193	1,309
Amortization	973	908
Annual report and meeting	926	20,020
Legal	571	32,402
	124,978	266,351
Loss before the undernoted	(48,413)	(266,351)
Investment income	11,319	14,852
Property investigation	(3,110)	(32,893)
Stock-based compensation	-	(674)
Gain on sale of marketable securities	2,854	-
Loss for the period	(37,350)	(285,066)
Deficit, beginning of period	(9,349,070)	(9,305,046)
Deficit, end of period	$ (9,386,420)	$ (9,590,112)
Basic and diluted loss per share	$ (0.002)	$ (0.018)
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)	17,537,349	15,952,720

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended March 31, 2003	March 31, 2002
Cash provided from (used for):		
Operating activities		
Loss for the period	$ (37,350)	$ (285,066)
Items not involving cash:		
Amortization	973	908
Gain on sale of marketable securities	(2,854)	-
Stock-based compensation	-	674
	(39,231)	(283,484)
Net change in non-cash working capital items:		
Accounts receivable	143,819	29,510
Due from related parties	(30,600)	(19,084)
Note receivable	(3,058)	-
Prepaid expenses	(1,231)	939
Accounts payable and accrued liabilities	1,610	13,285
	71,309	(258,834)
Investing activities		
Purchase of marketable securities	(39,000)	-
Proceeds from the sale of marketable securities	7,076	-
Mineral property acquisition and exploration costs	(47,742)	(66,940)
Accounts payable and accrued liabilities related to mineral properties	(253,114)	1,233
Purchase of capital assets	-	(2,702)
	(332,780)	(68,409)
Financing activity		
Shares issued for cash, net of issue cost	92,000	1,226,670
Increase (decrease) in cash and cash equivalents	(169,471)	899,427
Cash and cash equivalents, beginning of period	1,343,690	1,197,964
Cash and cash equivalents, end of period	$ 1,174,219	$ 2,097,391

Supplemental Cash Flow Information (Note 11)

4

1. Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,
- the ability of the Company to obtain financing to complete development, and
- future profitable production from the properties or proceeds from disposition.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financials statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2002.

(c) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at March 31, 2003 is $1,176,893.

Included in marketable securities, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

The Company also holds 1,475,000 common shares of Diamonds North Resources Ltd. ("DNR"), a company related by virtue of a common director and in which the Company has a 9.8% interest. Of these shares, a total of 835,000 shares are held in escrow and are to be released in instalments of 320,000 shares each commencing on January 8, 2003 to January 8, 2004 (Note 4). The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two year period which expires on March 18, 2004.

4. Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During the three months ended March 31, 2003, the Company received an aggregate of 130,000 common shares and 65,000 warrants of DNR pursuant to the conversion of $65,000 of the principal portion of the loan. The Company exercised the warrants to acquire an additional 65,000 common shares of DNR at a price of $0.60 per share.

At March 31, 2003 a balance of $121,978, consisting of the remaining principal balance of $105,000 plus accrued interest of $16,978, is owed by DNR.

5. Mineral Properties

At March 31, 2003, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Despinassy	Adlatok 1	Sally	Other Properties	Total
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ 35,835	$ 25,116	$2,742,043	$6,722,860
Additions during the period:							
Exploration costs							
Administration	-	84	-		-	-	84
Engineering	-	3,650	-	-	-	-	3,650
Licenses and fees	-	395	-	-	-	1,398	1,793
Geology	3,378	22,732	2,087	1,212	1,226	10,630	41,265
Geophysics	750	-	-	-	-	-	750
Drilling	-	-	-	-	-	200	200
	4,128	26,861	2,087	1,212	1,226	12,228	47,742
Balance, March 31, 2003	$1,126,825	$2,724,030	$102,087	$ 37,047	$ 26,342	$2,754,271	$6,770,602

(a) Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c) Despinassy Gold, Quebec

The Company has a 30% interest in the Despinassy Gold joint venture, which was formed in 1999. The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest. During 2002, the Company wrote down the carrying value of the property by $328,507 to reflect management's estimate of the property's recoverable value.

(d) Adlatok 1, Labrador

The Company has a 52% interest in the Adlatok 1 property located in Labrador.

(e) Sally, Labrador

The Company has a 100% interest in the Sally property located in Labrador.

5. **Mineral Properties** (continued)

(f) **Other Properties**

The Company owns several other properties in which it holds interests ranging from 50% to 100%. All the properties are located in Canada. The Company has granted options on some of these properties.

The carrying values of those properties included under Other Properties at March 31, 2003 are as follows:

	March 31, 2003
British Columbia	
Abe & Pal	$ 21,542
Tam	59,914
New Brunswick	
Nepisiguit	1,274,773
Labrador	
Satelite	258,728
Ontario	
Bamaji	33,355
Dorothy	24,218
Matheson	14,185
McVean	8,474
Sabin	74,424
Yukon	
Olympic, Rob	984,395
Rein	263
	$ 2,754,271

6. **Property, Plant and Equipment**

	Cost	Accumulated Amortization	March 31, 2003 Net Book Value
Furniture and fixtures	$ 45,778	$ 44,680	$ 1,098
Computer equipment	86,450	76,547	9,903
	$ 132,228	$ 121,227	$ 11,001

COMMANDER RESOURCES LTD.

Notes to Financial Statements
March 31, 2003
(Unaudited – Prepared by Management)

7. Share Capital

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2002	17,328,831	$ 17,608,657
Issued for cash:		
Warrants	399,999	92,000
Balance, March 31, 2003	17,728,830	$ 17,700,657

(c) Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. ("Major") to Commander Resources Ltd. ("Commander"). All shareholders of record received one share of Commander for every three shares of Major. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d) Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,667 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. At March 31, 2003, the Company had stock options outstanding for the purchase of 2,031,665 common shares, of which 1,994,165 are exercisable at March 31, 2003.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,095,325	$0.23
Granted	966,340	$0.20
Expired	(30,000)	$0.23
Outstanding at March 31, 2003	2,031,665	$0.21

COMMANDER RESOURCES LTD.

Notes to Financial Statements
March 31, 2003
(Unaudited – Prepared by Management)

7. **Share Capital** (continued)

(d) **Stock Options** (continued)

The following summarizes information about stock options outstanding at March 31, 2003:

Number of Shares		Weighted Average Exercise Price	Expiry Date
379,998		$0.23	July 26, 2003
8,333		$0.23	December 9, 2003
269,330		$0.23	December 14, 2004
324,331		$0.23	September 11, 2006
33,333		$0.23	January 10, 2007
50,000	*	$0.17	December 19, 2007
966,340		$0.20	January 23, 2008
2,031,665		$0.21	

* these options vest over a period commencing on January 15, 2003 to July 15, 2003

(e) **Stock-Based Compensation**

During the three months ended March 31, 2003, the Company granted stock options to employees to acquire up to an aggregate of 966,340 common shares at an exercise price of $0.20 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period. Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at March 31, 2003:

Risk-free interest rate	3.27%
Expected dividend yield	-
Expected stock price volatility	87.34%
Expected option life in years	3.40

7. **Share Capital** (continued)

(e) **Stock-Based Compensation** (continued)

The pro-forma effect on loss and loss per share for the period ended March 31, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	March 31, 2003	March 31, 2002
Loss for the period		
Reported	$ (37,350)	$ (285,066)
Stock-based compensation expense	(113,911)	(6,725)
Pro-forma	$ (141,971)	$ (291,791)
Basic and diluted loss per share		
Reported	$ (0.002)	$ (0.018)
Pro-forma	$ (0.002)	$ (0.018)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(g) **Warrants**

At March 31, 2003 the Company has outstanding warrants to purchase an aggregate 2,388,888 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at March 31, 2003
$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-
$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888
		2,955,554	-	(399,999)	(166,667)	2,388,888

8. **Related Party Transactions**

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with three other companies related by virtue of common directors. Included in due from related parties is an aggregate of $21,443 owed by these companies for shared administrative costs. Also included in due from related parties is an amount of $162,432 owed by DNR for costs paid by the Company on behalf of DNR.

(b) Included in accounts payable and accrued liabilities is $6,969 owed to DNR for costs paid by DNR on behalf of the Company.

COMMANDER RESOURCES LTD.

Notes to Financial Statements
March 31, 2003
(Unaudited – Prepared by Management)

9. Commitments

(a) The Company entered into a lease agreement commencing on March 1, 2002 for a two year period expiring on February 29, 2004. The Company's share of rental costs remaining on the lease is approximately $26,600.

(b) The Company has guaranteed the salary of the president of DNR for the initial two year term of his employment. At March 31, 2003, the remaining amount of the guarantee is $144,000.

10. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

11. Supplemental Cash Flow Information

	March 31, 2003	March 31, 2002
Significant non-cash operating, investing and financing activities:		
Investing activities:		
Loan payment received in marketable securities	$ 65,000	$ -
Other cash flow information:		
Interest received	$ 617	$ 14,852

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B
March 31, 2003

1. Analysis of Expenses and Deferred Costs:

(a) Breakdown of Investor relations and promotion expense

Consulting	$	375
Conferences, trade shows and travel		14,415
Media		505
Administration		888
Promotion		1,091
	$	17,274

(b) For a breakdown of mineral property expenditures, please refer to Schedule A.

2. Related Party Transactions:

(a) Included in marketable securities are 1,475,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by virtue of a common director and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of another common director.

(b) At March 31, 2003, the Company has a note receivable in the amount of $105,000 plus accrued interest of $16,978 payable from Diamonds North.

(c) The Company shares certain administrative costs with three other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $21,443 owed by those companies for shared administrative expenses. Also included in due from related parties is an amount of $162,432 owed by Diamonds North for costs paid by the Company on behalf of Diamonds North.

(d) Included in accounts payable and accrued liabilities is $6,969 owed to Diamonds North for costs paid by Diamonds North on behalf of the Company.

3. (a) Summary of Securities Issued During the Period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Feb. 13, 2003	Common	Warrant exercise	366,666	$0.23	84,333	Cash	-
Feb. 14, 2003	Common	Warrant exercise	33,333	$0.23	7,667	Cash	-
Total			**399,999**		**$92,200**		**$Nil**

(b) Summary of Stock Options Granted During the Period:

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jan. 24, 2003	233,334	William Coulter	$0.20	Jan. 23, 2008
Jan. 24, 2003	109,667	Janice Davies	$0.20	Jan. 23, 2008
Jan. 24, 2003	225,001	Bernard Kahlert	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Jonathan Rubenstein	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Victor Tanaka	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,001	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	16,667	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,000	Employee	$0.20	Jan. 23, 2008

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B
March 31, 2003

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jan. 24, 2003	50,000	Maynard Brown	$0.20	Jan. 23, 2008
Jan. 24, 2003	8,334	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	150,000	Albert Reeve	$0.20	Jan. 23, 2008
Total	**966,340**			

4. (a) **Authorized Share Capital:**
100,000,000 common shares without par value.

(b) **Issued and Outstanding Share Capital at March 31, 2003:**
17,728,830 common shares without par value.

(c) **Stock Options Outstanding at March 31, 2003:**

Number of Shares	Expiry Date	Weighted Average Exercise Price
379,998	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
269,330	December 14, 2004	$0.23
324,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
50,000	December 19, 2007	$0.17
966,340	January 23, 2008	$0.20
2,031,665		

Warrants Outstanding at March 31, 2003:

Number of Shares	Expiry Date	Price Per Share
2,388,888	February 28, 2004	$0.505
2,388,888		

(d) **Escrow or Pooled Shares at March 31, 2003:**
None

5. **Directors and Officers:**

William J. Coulter, President and Director
Bernard H. Kahlert, Vice President Exploration and Director
Victor A. Tanaka, Director
Albert F. Reeve, Director
Janice Davies, Corporate Secretary
Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
March 31, 2003

MANAGEMENT DISCUSSION

1. Description of Business

Commander Resources Ltd. ("the Company") is engaged in the exploration of prospective gold, nickel and base metals properties in Canada. The Company's principal properties include the 48% interest in the Sarah Lake joint venture in Labrador (nickel prospect) and the 100% interest in the Green Bay property in Newfoundland (gold and base metal prospect).

2. Discussion of Operations and Financial Condition

(a) General Discussion

Financial Operations

During fiscal 2002, the Company incurred several one time costs for the reorganization of the Company. The reorganization included:

- an arrangement agreement and subsequent public listing of its former 100% owned subsidiary Diamonds North Resources Ltd. ("Diamonds North");
- the consolidation of the Company's share capital on a 1 for 3 basis; and
- the change of the Company's name.

The impact of these one time costs is noticeable in comparing the current period operating expenses with the comparative fiscal period. One time costs associated with the reorganization were included in investor relations and promotion, audit and accounting, annual report and meeting, and legal.

The Company's loss for the three month period ended March 31, 2003, of $37,350, a $247,716 decrease from the $285,066 loss for same period in fiscal 2002. Basic and diluted loss per share for the period is $0.002(comparative period in fiscal 2002 - $0.018). The Company's decrease in net loss is largely composed of:

- a $76,565 increase in revenues due to the Company's production interest in the Hammerdown/Rumbullion Gold Deposit.
- a $141,373 decrease in general and administrative expense due primarily one time cost associated with the reorganization of the Company in fiscal 2002.
- a $29,783 decrease in property investigation cost.

During the three month period ended March 31, 2003, the Company incurred $47,742 in exploration costs of which $41,265 was for geology. Geology costs reflect the evaluation and planning for exploration programs to be conducted in the Spring and Summer of 2003.

Outlook for 2003 - Labrador Nickel Properties

On April 29, 2003, the Company reported that a 2,200 line kilometre MegaTEM survey had begun on the eastern half of the South Voisey Bay Project ("SVB") which includes the Company's Sarah Lake Property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres. The airborne geophysics survey is part of Falconbridge Limited 2003 program that may include diamond drilling of high priority anomalies. Falconbridge Limited has an option to earn a 50% interest in the SVB Project.

For late spring 2003, the Company has planned limited exploration programs on the Adlatok 1, Sally, and Satellite nickel projects in Labrador. The Company will continue to investigate several gold exploration prospects which it will consider for potential exploration in the summer of 2003.

(b) Acquisition and Exploration Expenses on Mineral Properties

Management of the Company regularly reviews the status of its exploration projects and mineral properties on an ongoing basis. Deferred exploration expenses attributable to projects and properties that are abandoned or no longer deemed to be significant with respect to their mineral potential are written off when that determination is made. During the period, no mineral properties were written down. At March 31, 2003, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties for the three months ended March 31, 2003 are as follows:

	Sarah Lake	Green Bay/ Hammerdown	Despinassy	Adlatok 1	Sally	Other Properties	Total
Balance, December 31, 2002	$1,122,697	$2,697,169	$100,000	$ 35,835	$ 25,116	$2,742,043	$6,722,860
Additions during the period:							
Exploration costs							
Administration	-	84	-		-	-	84
Engineering	-	3,650	-	-	-	-	3,650
Licenses and fees	-	395	-	-	-	1,398	1,793
Geology	3,378	22,732	2,087	1,212	1,226	10,630	41,265
Geophysics	750	-	-	-	-	-	750
Drilling	-	-	-	-	-	200	200
	4,128	26,861	2,087	1,212	1,226	12,228	47,742
Balance, March 31, 2003	$1,126,825	$2,724,030	$102,087	$ 37,047	$ 26,342	$2,754,271	$6,770,602

(c) Description of Activities on Mineral Properties

During the period, the Company continued to search for and evaluate mineral exploration opportunities. The following is a summary of the Company's major active properties.

Labrador Properties:

Sarah Lake *(Nickel)*

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited ("Falconbridge") an option to earn a 50% interest in the 35.5 square kilometre Sarah Lake property. To earn in, Falconbridge must spend $4,000,000 over five years. In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area. On April 29th, 2003, Falconbridge commenced an airborne geophysical survey which will be followed by ground geophysical surveys in early summer.

(c) Description of Activities on Mineral Properties (continued)

Adlatok 1 *(Nickel, Copper and Cobalt)*

The Adlatok 1 project which adjoins the Company's Sarah Lake claims consists of 100 claims. The Company is the operator and has a 52% interest in the project. An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.

Sally *(Nickel, Copper and Cobalt)*

The Sally project which adjoins the Company's Sarah Lake claims is 100% owned by the Company and consists of 36 claims. The property lies adjacent to Adlatok 1. Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys.

Other Properties:

Green Bay, Newfoundland *(Gold and Base Metals)*

In 2002, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides. Although significant base metal zones were encountered, Hudson Bay Exploration & Development's parent, Anglo American PLC, discontinued worldwide exploration for VMS deposits. The Company received a notice of termination together with the required property reports. Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets. The Company tested several of these in late 2002. Again, significant sulphide zones containing zinc and copper minerals were encountered, however no economic intervals were intercepted.

Hammerdown, Newfoundland *(Gold)*

The Hammerdown gold mine which was sold by the Company to Richmont Mines Inc. is producing approximately 4,000 oz of gold per month. The Company drilled four holes to test for extensions of the nearby Orion Gold deposit. These holes encountered up to 9 gmT/Au over 20cm, however no economic intervals were encountered.

Despinassy, Quebec *(Gold)*

The potential for additional work on the Despinassy gold property located near Val d'Or is under review. Cameco Gold Inc. ("Cameco"), the operator and 70% joint venture partner, has closed its Canadian exploration office and is currently offering its interest for sale. The Company owns the other 30% joint venture interest in the project. The Company has first right of refusal if Cameco reaches an agreement on the property.

(d) Investor Relations

During the three month period ended March 31, 2003, the Company incurred a total of $17,274 in investor relations and promotion expense, a detailed break-down is provided below. In January 2003, the Company attended the Cordilleran Exploration Roundup in Vancouver and in March 2003, the Company attended the PDAC Convention in Toronto. Other investor relation expenses include the distribution of news and materials to shareholders.

Consulting	$	375
Conferences, trade shows and travel		14,415
Media		505
Administration		888
Promotion		1,091
	$	17,274

3. Financings

The Company did not enter or complete any financings during the three months ended Match 31, 2003.

4. Liquidity and Solvency

At March 31, 2003, the Company had $2,315,712 (December 31, 2002 - $2,123,911) in working capital which is sufficient to achieve the Company's planned business objectives for fiscal 2003. The improvement in working capital over December 31, 2002 is largely due to the reclassification of the note receivable of $121,978 to current asset. The note is due on March 4, 2004 and the Company anticipates collecting or converting the note in full.

At March 31, 2003, the carrying value of the Company's marketable securities was $769,470. The quoted market value was $407,423 greater at $1,176,893. The Company's largest holding continues to be the 1,475,000 commons shares of Diamonds North.

The Company's primary business activity is resource exploration and it currently does not generate sufficient revenue to cover operations. In the future, additional financing may be required, if the Company decides to expand it's currently planned 2003 property acquisition, exploration and/or development programs.

On behalf of the Board of Directors,

"WILLIAM J. COULTER"

William J. Coulter
President and Director
May 26, 2003

CORPORATE INFORMATION

HEAD OFFICE

Commander Resources Ltd.
Suite 1550, 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
FAX: (604) 685-2814

Internet Website:
www.commanderresources.com
Email: info@commanderresources.com

OFFICERS & DIRECTORS

William J. Coulter, B.A.Sc.
President and Chief Executive Officer

Bernard H. Kahlert, P.Eng.
Vice President Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Janice Davies
Corporate Secretary

Maynard E. Brown, LL.B.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at March 31, 2003)

Shares Authorized: 100,000,000
Shares Issued: 17,728,830

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

G. Ross McDonald, C.A.
Suite 1402, 543 Granville Street
Vancouver, British Columbia
V6C 2G4

LEGAL COUNSEL

Brown McCue
1650 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

COMMANDER
RESOURCES LTD.

Printed in Canada